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                         GENESIS HEALTHCARE CORPORATION
                              101 East State Street
                       Kennett Square, Pennsylvania 19348
                                 (610) 925-2000



September 19, 2003

Mr. David Ritenour
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:      Genesis HealthCare Corporation
         Registration Statement on Form 10
         SEC File No.: 0-50351

Dear Mr. Ritenour:

Genesis HealthCare Corporation (the "Company") hereby requests the withdrawal, without prejudice, of the above-referenced general form of registration of securities on Form 10.

If you have any questions, please call the Company's legal counsel, Richard J. McMahon, of Blank Rome LLP, at (215) 569-5500.

Sincerely,

GENESIS HEALTHCARE CORPORATION


/s/George V. Hager, Jr.
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George V. Hager, Jr.
Chief Executive Officer